Filed Pursuant to Rule 424(b)(3)
Securities Act File No. 333-237974

NEWTEK BUSINESS SERVICES CORP.

Supplement No. 1, dated October 1, 2021
to
Prospectus Supplement, dated June 25, 2020

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Newtek Business Services Corp. (the “Company”), dated June 9, 2020 (the “Prospectus”), as supplemented by the prospectus supplement dated June 25, 2020 (the “Prospectus Supplement”), which relate to the sale of shares of common stock of the Company in an “at the market” offering pursuant to an equity distribution agreement, dated as of June 25, 2020, by and between the Company and Capital One Securities, Inc., Compass Point Research & Trading, LLC, Keefe Bruyette & Woods, Inc., Ladenburg Thalmann & Co. Inc., Raymond James & Associates, Inc., and UBS Securities LLC (each, a “Placement Agent,” and collectively, the “Placement Agents”). Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus Supplement or Prospectus, as applicable.

You should carefully consider the “Risk Factors” below and beginning on page 18 of the Prospectus and page S-12 of the Prospectus Supplement before you decide to invest.

STATUS OF OUR OFFERINGS

On June 25, 2020, we established an at the market program to which this Supplement No. 1, dated October 1, 2021 relates, and through which we may sell, from time to time at our sole discretion, up to 3,000,000 shares of our common stock. Through September 28, 2021, we have sold 1,453,049 shares of our common stock for net proceeds of approximately $27,344,593 after sales commissions to the Placement Agents of $558,150 and offering costs, under the at the market program. As a result, 1,546,951 shares of our common stock remain available for sale under the at the market program.

RECENT DEVELOPMENTS

Proposed Bank Holding Company Conversion
On August 2, 2021, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) to acquire all of the issued and outstanding stock of the National Bank of New York City (“NBNYC”). This acquisition is part of a plan to reposition the Company as a bank holding company that has elected financial holding company status (the “Bank Holding Company Conversion”), and is subject to, among other requirements, certain regulatory approvals and the approval of the Company’s shareholders to withdraw the Company’s election as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). As of August 13, 2021, the Bank Holding Company Conversion is expected to close within six to twelve months. The consideration payable by the Company at closing will be $20.0 million in cash, subject to certain adjustments. In addition, the Stock Purchase Agreement contemplates that, as of the closing and subject to certain regulatory approvals, NBNYC will dividend to the NBNYC selling shareholders (“Sellers”) both NBNYC’s owned property in Flushing, New York and cash in the amount equal to the excess, if any, of NBNYC’s tangible common equity as of the closing date over $20.0 million. The Stock Purchase Agreement contains certain customary representations and warranties made by each party. The Company and the Sellers have the right to terminate the Stock Purchase Agreement under certain circumstances, including if the purchase has not occurred on or prior to November 2, 2022 or if the requisite applications and regulatory approvals have been denied. If the Stock Purchase Agreement is terminated in certain circumstances specified therein, the Company may owe NBNYC a fee of $0.2 million.
Following the closing of the Bank Holding Company Conversion, the Company intends to operate as a bank holding company. Specifically, subject to certain regulatory approvals, the Company intends to contribute certain of its wholly-owned lending portfolio companies, including Newtek Small Business Finance, LLC, Newtek Business Lending, LLC, CDS Business Services, Inc. dba Newtek Business Credit Solutions, and Small Business Lending, LLC, to NBNYC, and to provide a centralized lending operations through NBNYC. Subject to certain regulatory approvals, the Company intends to further develop the Company’s current patented technology, which the Company intends to complement its proposed banking offerings. The Company also intends to retain its current board of directors and management, as supplemental by additional personnel with banking experience. However, there can be no assurances that the Company will close the Bank Holding Company Conversion, receive the required regulatory approval, or that the Company will be able to successfully operate as a bank holding company.
If the Company obtains the required regulatory approvals, obtains the approval of its shareholders to withdraw its election to be treated as a BDC, and converts to a bank holding company, the Company will no longer be subject to the 1940 Act, and the Company would lose its ability to be taxed on a pass-through basis as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. Additionally, as a bank holding company, the Company would be subject to regulation and supervision that may be different from its current regulation and supervision, and would be required to comply with accounting and financial reporting requirements that may be different from its current reporting requirements. Moreover, converting to a bank holding company may make it more difficult for the Company to be acquired. For information on the risks of converting to a bank holding company, see “Item 1A. Risk Factors – Risk Related to Converting to a Bank Holding Company.” For additional information, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Stock Purchase Agreement” in our Quarterly Report on Form 10-Q, filed August 13, 2021.
Appointment of Directors

On September 28, 2021, the Board of Directors of the Company (the “Board”) increased the number of directors constituting the entire Board from five to seven, and elected Fernando Perez-Hickman and Halli Razon-Feingold to serve as Class II directors of the Company, which terms will expire at the Annual Meeting of Shareholders in 2022, and to hold such positions until their successors are elected and shall qualify.

Fernando Perez-Hickman served as Vice Chairman, Director of Corporate Strategy and member of IBERIABANK’s Planning Group Committee from August 2017 until its merger with First Horizon Bank in July 2020. In this role, Mr. Perez-Hickman was responsible for Corporate Strategy and Mergers and Acquisitions, supervising the Consumer and Retail Banking Division, reporting to the CEO. From June 2007 to August 2017, Mr. Hickman served as Executive Chairman of the Board of Directors of Sabadell United Bank and from June 1998 to June 2008 served as Managing Director of Santander Private Banking International.

Mr. Perez-Hickman is not an “interested person” of the Company as such term is defined under Section 2(a)(19) of the 1940 Act. Mr. Perez-Hickman was not appointed to the Board pursuant to any arrangement or understanding with any other person, and there are no current 1940 Act or proposed transactions between the Company and Mr. Perez-Hickman or his immediate family members which would require disclosure under Item 404(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

     Mr. Perez-Hickman will receive director fees consistent with the director compensation arrangement as described in the Company’s definitive joint proxy statement filed with the SEC on April 29, 2021.

Mrs. Halli Razon-Feingold has served as the Company’s Chief Administrative Officer since July 2016 and as Senior Vice President of Human Resources for the Company since July 2019. Mrs. Razon-Feingold’s tenure at Newtek spans over ten years, with her current principal responsibilities centered on managing the Executive department and all areas of Human Resources for the Company and all of its controlled portfolio companies. Mrs. Razon-Feingold holds a master’s degree in Industrial/Organizational Psychology from CUNY Baruch College and a bachelor’s degree in Psychology from Hofstra University.

Mrs. Razon-Feingold is an “interested person” of the Company as such term is defined under Section 2(a)(19) of the 1940 Act. Mrs. Razon-Feingold was not appointed to the Board pursuant to any arrangement or understanding with any other person. Mrs. Razon-Feingold’s sister currently serves as EVP and Director of Payroll Operations for one of the Company’s controlled portfolio companies; there are no other current or proposed transactions between the Company and Mrs. Halli Razon-Feingold or her immediate family members which would require disclosure under Item 404(a) of Regulation S-K promulgated by the SEC.

Mrs. Razon-Feingold will not receive director fees.

RISK FACTORS

RISKS RELATED TO CONVERTING TO A FINANCIAL HOLDING COMPANY
We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted in 2010. The Dodd-Frank Act significantly changed federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. In addition to the statutory requirements under the Dodd-Frank Act, the legislation also delegated authority to US banking, securities and derivatives regulators to impose additional restrictions through required rulemaking. The Dodd-Frank Act requires a company that owns a bank to serve as a “source of strength” to the institution. We believe that we have the ability to serve in the future as a source of strength to NBNYC, subject to the relevant regulatory approvals and required shareholder approval to withdraw our election as a BDC. A company that owns a bank is also subject to the Dodd-Frank Act “Volcker Rule.” We do not believe that the “Volcker Rule” materially impacts our operations as presently conducted.
For so long as we remain a BDC, the 1940 Act imposes numerous constraints on our operations. For a discussion of those constraints. See “Item 1. Business — Regulation” in our Annual Report on Form 10-K, filed March 29, 2021. Any failure to comply with the requirements imposed on BDCs by the 1940 Act, if applicable, could have material adverse consequences to us or our investors, including possible enforcement action by the SEC.
Other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition.
We are also subject to, and may become subject to, a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and may incur increased capital and operating expenditures and other costs to comply with these requirements and laws and regulations.
Changes in laws, regulations, or policies may adversely affect our business.
We are unable to predict all of the ways in which changes in the regulatory environment could impact our anticipated business models or objectives. The laws and regulations governing lending, servicing, and debt collection activities or the regulatory or enforcement environment at the federal level or in any of the states in which we anticipate operating may change at any time which may have an adverse effect on our current or anticipated business.
We are unable to predict how future legislative proposals or programs will be administered or implemented or in what form, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our anticipated business operations.
Our inability to comply with regulatory requirements in a particular jurisdiction could have a material adverse effect on our anticipated operations in that market and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently or that new laws and regulations will not be adopted, either of which could materially adversely affect our anticipated business.

Consummation of the Bank Holding Company Conversion is subject to satisfaction of closing conditions, including regulatory approvals, which, if delayed or not granted or granted with unacceptable conditions, may prevent, delay or impair the consummation of the Bank Holding Company Conversion, result in additional expenditures of money and resources, subject us to business uncertainties that could adversely affect our business and operations, and/or delay, reduce or eliminate the anticipated benefits of the Bank Holding Company Conversion.

Completion of the Bank Holding Company Conversion is subject to certain closing conditions, including the clearance of the transaction by certain regulatory authorities which have broad discretion in administering applicable governing regulations. We may not obtain all required approvals and consents. Moreover, as a condition to their approval of the Bank Holding Company Conversion, certain regulatory agencies may impose requirements, limitations or costs or place restrictions on the conduct of our business after the closing of the Bank Holding Company Conversion. Any one of these requirements, limitations, costs or restrictions could jeopardize or delay the effective time of the Bank Holding Company Conversion or delay, reduce or eliminate the anticipated benefits of the Bank Holding Company Conversion. Further, we may not satisfy the required closing conditions and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or clearances. The occurrence of any of the foregoing could result in a failure to close the Bank Holding Company Conversion.

Our ability to consummate the proposed acquisition of NBNYC is subject to our shareholders approving our proposal to withdraw our election to be treated as a BDC under the 1940 Act, and convert into a bank holding company.

If we obtain the required regulatory approvals to consummate our proposed acquisition of NBNYC, we will still be required to obtain the approval of our shareholders to withdraw our election to be treated as a BDC, and convert to a bank holding company. Upon withdrawing our election as a BDC, we will no longer be subject to the 1940 Act, and lose our ability to be taxed on a pass-through basis as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended. If our shareholders do not approve our proposals to withdraw our election to be treated as a BDC and convert into a bank holding company, we will not be able to complete our acquisition of NBNYC even if we have obtained all required regulatory approvals.

We will become subject to extensive regulation and supervision upon becoming a financial holding company, which may adversely affect our business.
Upon becoming a financial holding company, we will become subject to a wide range of statutory and regulatory restrictions and requirements that will affect many aspects of our business, including our lending practices, capital structure, investment practices, dividend policy and growth. We may be required to restructure, terminate or divest certain of our businesses to comply with applicable requirements, which may impose additional costs and adversely affect our business, results of operations or financial condition. Failure to comply with laws, regulations, policies or other regulatory guidance could result in civil or criminal sanctions by regulatory agencies, civil monetary penalties and damage to our reputation. In addition, we will be required to serve as a “source of strength” to NBNYC. A company that owns a bank is also subject to the Dodd-Frank Act “Volcker Rule.” We do not believe that the “Volcker Rule” materially impacts our operations as presently conducted.
Congress and federal regulatory agencies continually review banking laws, regulations, policies and other supervisory guidance for possible changes. Other changes in the laws or regulations that will be applicable to us as a financial holding company, including changes in the interpretation or implementation of those regulations or policies, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition.

 We have limited experience in operating a bank holding company.

There is no guarantee that our management team will be able to successfully or effectively manage its transition to a bank holding company, and a bank holding company will be subject to significant regulatory oversight. Our limited experience in dealing with the complex laws and regulatory environment pertaining to bank holding companies could result in an increasing amount of time that our management may be required to devote to these activities, which will result in less time being devoted to the management and growth of the Company. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a bank holding company, which may increase our operating costs in future periods.
The price of our common stock could be adversely impacted if we do or do not consummate the Bank Holding Company Conversion.
If our proposed Bank Holding Company Conversion is or is not completed for any reason, the price of our common stock may decline to the extent that current market prices reflect a market assumption that the Bank Holding Company Conversion will or will not successfully be completed. In addition, the Company has incurred and will continue to incur substantial expenses in connection with the negotiation and completion of the Bank Holding Company Conversion. If the Bank Holding Company Conversion is not completed, the Company would have to recognize these expenses without realizing the expected benefits of the acquisition.
Federal law may discourage certain acquisitions of our common stock which could have a material adverse effect on our shareholders.
Federal law may make it more difficult for someone to acquire our common stock in certain circumstances. Under federal law and subject to certain exemptions, a person, entity or group must notify the federal banking agencies before acquiring control of a bank holding company. An acquisition of 10% or more of any class of voting stock of a bank holding company generally creates a rebuttable presumption that the acquirer “controls” the bank holding company. In addition, a bank holding company must obtain the prior approval of the Board of Governors of the Federal Reserve System before, among other things, acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any bank, including NBNYC. If the transaction is consummated, investors will be responsible for ensuring that they do not, directly or indirectly, acquire shares of our common stock in excess of the amount which can be acquired without regulatory approval. These provisions could delay or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the market price of our common stock.
If we withdraw the Company’s election to be regulated as a BDC in the future, we will no longer be subject to regulation under the 1940 Act.
As part of our plan to reposition the Company as a bank holding company, we intend to ask our shareholders to approve the proposal to withdraw our election to be regulated as a BDC under the 1940 Act. If our shareholders approve the withdrawal of our BDC election, we will, effective upon receipt by the SEC of our application for withdrawal, no longer be regulated as a BDC and will no longer be subject to the regulatory provisions of the 1940 Act, which is designed to protect the interests of investors in investment companies, including certain laws and regulations related to insurance, custody, capital structure, composition of our Board of Directors, affiliated transactions, leverage limitations, and compensation arrangements.
The withdrawal of the Company’s election to be regulated as a BDC would result in a significant change in our accounting and financial reporting requirements.
If the Company withdraws its election to be regulated as a BDC, the Company would no longer be subject to FASB Accounting Standards Codification Topic 946, Financial Services – Investment Companies, which would result in a significant change in our accounting and financial reporting requirements. Our financial statements are currently presented and accounted for under the specialized method of accounting applicable to investment companies, which requires us to recognize our investments, including controlled investments, at fair value. As a BDC, we are currently precluded from consolidating any entity other than another investment company that acts as an extension of our investment operations and facilitates the execution of our investment strategy or an investment in a controlled operating company that provides substantially all of its services to us. Our financial statements currently consolidate the accounts of the Company and NSBF, and exclude other wholly-owned portfolio investments. Our financial statements reflect our investments at fair value, as determined in good faith by our Board of Directors. Certain of our portfolio companies’ financial statements are separately provided as significant unconsolidated wholly-owned subsidiaries. If the Company withdraws its election to be regulated as a BDC, the Company expects that it will be required to consolidate the financial statements of certain of its controlled or majority-owned portfolio investments together with those of the Company, which would be a significant change in our accounting and financial reporting requirements.

If we convert to a bank holding company, we will no longer qualify as a RIC, and our annual obligation to distribute to our shareholders at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any, will cease.

To maintain our current tax treatment as a RIC, we must meet certain source-of-income, asset diversification, and distribution requirements. The Annual Distribution Requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any. Upon completion of our proposed acquisition of NBNYC, which requires our shareholders to approve our proposal to withdraw our election to be treated as a BDC, we will no longer qualify as a RIC, and therefore will no longer be required to distribute to our shareholders on an annual basis at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any.
Our shareholders would no longer have the protections of the 1940 Act upon the withdrawal of the Company’s election to be regulated as a BDC.
If the Company ceases to operate as a BDC, our shareholders would no longer have the following protections of the 1940 Act:
• we would no longer be subject to the requirement under the 1940 Act that we maintain a ratio of assets to senior securities of at least 150%;
• we would no longer be subject to provisions of the 1940 Act prohibiting us from protecting any director or officer against any liability to the Company or our shareholders arising from willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of that person’s office;

• we would no longer be required to provide and maintain an investment company blanket bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement;
• while the majority of our directors would still be required to be “independent” under applicable NASDAQ regulations, we would no longer be required to ensure that a majority of our directors are persons who are not “interested persons,” as defined in the 1940 Act, and certain persons who would be prevented from serving on our Board of Directors if we were a BDC would be able to serve on our Board of Directors;
• we would no longer be subject to provisions of the 1940 Act regulating transactions between BDCs and certain affiliates;
• we would no longer be subject to provisions of the 1940 Act restricting our ability to issue shares below net asset value or in exchange for services or to issue warrants and options;
• we would no longer be required to disclose the Company’s net asset value per share in our financial statements;
• we would no longer be subject to provisions of the 1940 Act restricting our ability to change the nature of our business or fundamental investment policies without having to obtain the approval of our shareholders;
• we would no longer be subject to the provisions of the 1940 Act limiting our ability to grant stock based compensation to officers, directors and employees or to provide a profit sharing program for them; and
• we would no longer be subject to the other protective provisions set out in the 1940 Act and the rules and regulations promulgated under the 1940 Act.
In addition, we are very much affected by the legal, regulatory, tax and accounting regimes under which we operate. We periodically evaluate whether those regimes and our existing corporate structure are the optimum means for the operation and capitalization of our business. As a result of these evaluations, we may decide to proceed with structural and organizational changes (certain of which may require the approval of our shareholders), which could result in material dispositions of various assets, changes in our corporate form or other fundamental changes. We may incur certain costs in completing these evaluations and may receive no benefit from these expenditures, particularly if we do not proceed with any changes.
Loss of pass-through tax treatment would substantially reduce net assets and income available for dividends.
We have operated so as to qualify as a RIC. If we meet source of income, diversification and distribution requirements, we will qualify for effective pass-through tax treatment. Upon withdrawing our election to be regulated as a BDC, we would cease to qualify for such pass-through tax treatment. If we fail to qualify as a RIC, we will have to pay corporate-level taxes on all of our income whether or not we distribute it, which would substantially reduce the amount of income available for distribution to our shareholders, and all of our distributions will be taxed to our shareholders as ordinary corporate distributions.

UPDATE TO INCORPORATION BY REFERENCE

    The section entitled “Incorporation by Reference” is superseded by the following:

This prospectus supplement and the accompanying prospectus are part of a registration statement that we have filed with the SEC. We are allowed to “incorporate by reference” the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information.
We incorporate by reference into this prospectus supplement and the accompanying prospectus our filings listed below and any future filings that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus supplement until all of the securities offered by this prospectus supplement and the accompanying prospectus have been sold or we otherwise terminate the offering of these securities; provided, however, that information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC which is not deemed filed is not incorporated by reference in this prospectus supplement and the accompanying prospectus. Information that we file with the SEC subsequent to the date of this prospectus supplement will automatically update and may supersede information in this prospectus supplement, the accompanying prospectus and information previously filed with the SEC.
This prospectus supplement and accompanying prospectus incorporate by reference the documents set forth below that have previously been filed with the SEC:
•       our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 29, 2021;
•       our Quarterly Reports on Form 10-Q, filed with the SEC on May 13, 2021 and August 13, 2021;
•       our Current Reports on Form 8-K (other than information furnished rather than filed), filed with the SEC on May 4, 2021, May 20, 2021, June 11, 2021, August 2, 2021 (solely with respect to Item 1.01 and Exhibit 10.1 of Item 9.01), August 2, 2021 (with respect to items 1.01 and 5.02) August 3, 2021 and September 24, 2021; and
•        our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2021.
To obtain copies of these filings, see “Available Information” in the accompanying prospectus, or you may request a copy of these filings (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents) at no cost by writing or calling the following address and telephone number:
Newtek Business Services Corp.
4800 T Rex Avenue, Suite 120
Boca Raton, Florida 33431
(212) 356-9500
You should rely only on the information incorporated by reference or provided in this prospectus supplement and accompanying prospectus. We have not authorized anyone to provide you with different or additional information, and you should not rely on such information if you receive it. We are not making an offer of or soliciting an offer to buy, any securities in any state or other jurisdiction where such offer or sale is not permitted. You should not assume that the information in this prospectus supplement or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus supplement or those documents.